Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
March 17, 2006
Correspondence Filed Via Edgar
Mr. David Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W., Room 4561
Washington, D.C. 20549-4561
Re:	Black Box Corporation — SEC Staff Comment Letter dated March 9, 2006
Dear Mr. Edgar:
     As I discussed with you, Black Box Corporation respectfully requests a 10 business day extension to file its response to the above-referenced comment letter due to the unavailability of its Chief Financial Officer during the week of March 13, 2006. Black Box Corporation would plan to file a response no later than April 6, 2006.
     We appreciate the Staff’s consideration of this request. Please contact me at your earliest convenience at 724-873-6795 to advise with respect to the grant of this request or if you have any questions or comments regarding this request.
Very truly yours,
/s/ Timothy Huffmyer
Timothy Huffmyer
Controller